06005845

AB 3/22/06 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C.

SEC FILE NUMBER
8 - 13967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Deutsche Ixe LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue, Suite 2530

(No. and Street)

New York,	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick De San **464-442-0701**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rupert Hope, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deutsche Ixe LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of New York } ss:
County of New York }
Subscribed to & sworn to before me this
27th day of February 2006.

Signature

Managing Member
Title

Barbara A. Knight
Notary Public

BARBARA A. KNIGHT
NOTARY PUBLIC State of New York
No 01KN5038063
Qualified in New York County
Commission Expires February 21, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deutsche Ixe, LLC

Consolidated Statement of Financial Condition
December 31, 2005

Deutsche Ixe, LLC
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Deutsche Ixe, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Deutsche Ixe, LLC and its wholly owned subsidiary (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 20, 2006

Deutsche Ixe, LLC
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 3,108,152
Due from affiliate of Member (Note 4)	2,767,672
Fixed assets, net of accumulated depreciation of $323,623 (Note 5)	230,889
Prepaid expenses and other assets	202,197
Total assets	$ 6,308,910
Liabilities and Members' Equity	
Liabilities	
Accrued compensation	$ 3,912,813
Accrued expenses and other liabilities	224,386
Total liabilities	4,137,199
Commitments and contingent liabilities (Note 6)	
Members' equity	
Members' interest	$ 1,000,000
Retained earnings	1,171,711
Total members' equity	2,171,711
Total liabilities and members' equity	$ 6,308,910

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Description of Business

Deutsche Ixe, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's members' interest is 60% owned by Ixe Securities Inc. (the "Parent"), a wholly owned subsidiary of Ixe Grupo Financiero S.A. de C.V., a Mexican company, and 40% of the Company's members' interest is owned by NDB Capital Markets Corporation whose ultimate parent is Deutsche Bank A.G.

See note 8 for subsequent event.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Deutsche Ixe Brasil Consultora em Valores Mobiliaros Ltda. All intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents
The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2005, cash and cash equivalents include an investment of $2,836,607 in an interest bearing money market account held at a U.S. financial institution.

Revenue recognition
The Company earns a research fee by providing equity research to Deutsche Bank Securities Inc., an affiliate of DB US Financial Market Holding Corporation. Under the Research Purchase Agreement with Deutsche Bank Securities Inc., the Company receives a research fee for 3 years up until March 31, 2006, consisting of two components: a monthly fixed research component which is billed quarterly in advance and recognized over the period to which the fee relates; and a component which is based on a percentage of certain net revenues of Deutsche Bank Securities Inc. for the period. Such variable component is determined by Deutsche Bank Securities Inc. as of December 31, 2005, and for each calendar quarter up until March 31, 2006, and recognized by the Company in the period in which the net revenues were earned. The variable component is payable within 30 days of the end of each respective quarter.

The Company earns commission income on the security transactions it executes for its customers. Commission income and any related expense is recorded on a trade date basis.

Depreciation
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives, generally 3 years.

Income tax
The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the Federal and state income tax returns of the Members. The Company is subject to Unincorporated Business Tax of New York City.

Fair value of financial instruments
SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

Use of estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $2,125,717 which was $1,849,904 in excess of its required net capital of $275,813. The ratio of aggregate indebtedness to net capital was 1.95 to 1.

The Company is exempt from SEC Rule 15c3-3 as it does not hold customer funds or safekeep customer securities pursuant to an exemption under Paragraph (k)(2)(ii) of that Rule.

4. Related Parties

All of the Company's revenue from research fees was earned from Deutsche Bank Securities Inc., an affiliate of one of the Members of the Company. As of December 31, 2005, $2,350,297 is included in Due from affiliate of Member on the Consolidated Statement of Financial Condition.

All of the Company's security transactions are cleared through Deutsche Bank Securities, Inc. Included in Due from affiliate of Member on the Consolidated Statement of Financial Condition, is $229,945 of commissions receivable on these transactions.

Certain employees of an affiliate of Ixe Grupo Financiero S.A. de C.V. have provided research services to the Company for which an amount has been paid by the Company.

Certain employees of an affiliate of DB US Financial Market Holding Corporation have provided research services to the Company for which an amount has been paid by the Company.

5. Fixed Assets

Fixed assets consist of the following:

	December 31, 2005
Office equipment	$ 223,292
Computer hardware	240,963
Computer software	77,869
Furniture and fixtures	12,388
Total cost	554,512
Less: accumulated depreciation	323,623
	$ 230,889

6. Commitments and Contingent Liabilities

The Company has an obligation under a non-cancelable office lease which expires on December 15, 2006. The total lease commitment for the period ended December 31, 2006 is $253,092.

The Company has committed to pay future guaranteed amounts to certain employees totaling $500,000 for the year ending December 31, 2006.

7. Financial Instruments with off Balance Sheet Risk and Concentrations of Credit Risk

Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company had no liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Included in Due from affiliate of Member on the consolidated Statement of Financial Condition is commissions receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the receivable, however, the Company does not anticipate non-performance by this counterparty.

8. Subsequent Event

On January 30, 2006, the Company filed a FORM BDW with the Securities and Exchange Commission to withdraw its broker dealer license. As of that date the Company ceased operating as a broker dealer.

On January 31, 2006, the Parent, and NDB Capital Markets Corporation, signed an LLC Interest Purchase Agreement, whereby the Parent sold all of its 60% limited liability interest in the Company to NDB Capital Markets Corporation. As a result, the Company became a wholly owned subsidiary of NDB Capital Markets Corporation from this date.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Members of
Deutsche Ixe, LLC:

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Deutsche Ixe, LLC and its wholly owned subsidiary (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company for the year ended December 31, 2005, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2006